Achillion Pharmaceuticals, Inc.

300 George Street

New Haven, Connecticut 06511

April 11, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street NW

Washington, D.C. 20549

Attn: Mr. Sebastian Gomez Abero

Re:	Achillion Pharmaceuticals, Inc.

Registration Statement on Form S-3

(File No. 333-149728)

Dear Mr. Abero:

Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended, we hereby request that the Commission consent to the withdrawal of the Registration Statement on Form S-3 of Achillion Pharmaceuticals, Inc. (File No. 333-149728), together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or as soon thereafter as practicable. The Registration Statement was originally filed with the Commission on March 14, 2008.

We are withdrawing this Registration Statement because we have determined we were not eligible to file a Registration Statement on Form S-3 at the time the Registration Statement was filed. We confirm that the Registration Statement has not yet been declared effective by the Commission and further confirm that no securities have been sold pursuant to the Registration Statement.

We request, in accordance with Paragraph (p) of Rule 457 pursuant to the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to our account to be offset against the filing fee for any future registration statement

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Achillion Pharmaceuticals, Inc., 300 George Street, New Haven, CT 06511. If you have any questions with respect to this matter, please contact the undersigned or our outside counsel, Susan L. Mazur of Wilmer Cutler Pickering Hale and Dorr, LLP at 781-966-2005.

Very truly yours,

/s/ Michael Kishbauch

Michael Kishbauch

President and Chief Executive Officer